YHN ACQUISITION I LIMITED

2/F, Hang Seng Building

200 Hennessy Road, Wanchai

Hong Kong

Via Edgar

July 30, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	YHN Acquisition I Ltd (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed July 12, 2024
File No. 333-279308

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated July 29, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 filed on July 12, 2024. Contemporaneously, we are publicly filing an amendment to the Registration Statement on Form S-1 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1 filed July 12, 2024

Risk Factors Summary, page 26

1.	We acknowledge your revised disclosure in response to prior comment 3. Please include a page number cross reference to the risk factor covering recent regulatory actions by the PRC government.

Response: The disclosure on page 26 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors

Risks Associated with Our Business

Our rights agreement will designate the courts of the State of New York or the United States District Court for the Southern District . . ., page 42

2.	Please reconcile your disclosure that the exclusive forum provision in your rights agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act with paragraph 7.3 of the Rights Agreement filed as Exhibit 4.4, which does not contain a carve out for the Exchange Act.

Response: We respectfully advise the Staff that we have revised paragraph 7.3 of the Form of Rights Agreement to state that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities and Exchange Act of 1934 or any other claim for which the federal courts have exclusive jurisdiction. We have also revised the disclosure on page 42 of the Amended Registration Statement to clarify. We are filing the revised Form of Rights Agreement as Exhibit 4.4 to the Amended Registration Statement.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Satoshi Tominaga
YHN Acquisition I Limited
Chief Executive Officer